EXHIBIT 99.A.6

           Auteo Media Announces Self -Tender Offer at $0.14 Per Share


SEATTLE, July 29, 2002 - AUTEO MEDIA, INC. (OTCBB:AUTM), announced today it will commence a tender offer, as purchaser, to purchase outstanding shares of its common stock at a price of $0.14 per share, net in cash to the sellers.

Auteo Media, Inc. has previously reported the sales of substantially all assets related to their primary business of data collection of automobiles. The company has curtailed all operations. The tender offer is intended to allow shareholders to sell their shares at a premium of approximately 50% of the trading price as of the end of day July 26, 2002.

There are approximately 7.3 million shares of common stock of Auteo Media, Inc. outstanding, of which the three current Directors hold approximately 2.73 million. All three directors have indicated they would tender their shares in the offer. The Board of Directors has contracted with a consultant to find positive going forward avenues for the remaining shareholders of Auteo Media after the tender offer has expired although risks exist in this endeavor.

The tender offer is subject to customary terms and conditions. Documentation for the tender offer, including a letter of transmittal, will be mailed to all shareholders as soon as practical following this announcement. Shareholders can contact Transfer Online, the Information Agent and Depository for the tender offer at 503.227.2950. Shareholders can read and/or obtain the Tender Offer Statement on Schedule TO, currently filed with the Securities Exchange Commission, available for free at their website www.sec.gov.

Shares must be tendered before the close of this tender offer Wednesday, August 28th, 2002. After this point, if you do not tender your shares, you will continue to own the identical number of shares in Auteo Media although the total shares outstanding should be reduced significantly as a result of shares tendered. For additional information, disclosure and assessment of risks, the Company recommends that shareholders view all press releases and SEC quarterly statements filed under form 10Q for additional information, disclosure and risks.

CAUTIONARY STATEMENT: NASD has neither approved nor reviewed the information contained herein. Certain statements contained in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential" or "continue," as well as the negative of these terms or other terminology. Forward-looking statements are based on the opinions and estimates of management at the time the statements are made and are subject to certain risks and uncertainties that could cause actual results to differ. More information about such risks and uncertainties are included in Auteo Media's most recent annual report on Form 10K. Readers are cautioned not to place undue reliance upon these forward-looking statements that speak only as to the date of this release. Auteo Media undertakes no obligation to update any forward-looking statements.

CONTACT: Steve Van Leeuwen

 info@auteo.com   www.auteo.com
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